Exhibit 6.5

MANAGEMENT AGREEMENT

This MANAGEMENT AGREEMENT (this “Agreement”) is made and entered into as of the           day of April, 2008, by and between 181 HIGH STREET LLC, a Maine (“Owner”), a Maine limited liability company, and STANDARD PARKING CORPORATION (“Operator”), a Delaware corporation.

WITNESSETH:

THAT, WHEREAS, Owner presently owns or controls a parking facility with approximately six hundred forty-nine (649) parking spaces comprising Unit 9 in the Gateway, a Condominium, located in Portland, Maine (the “Premises”), created pursuant to Declaration of Condominium dated December 1, 1986 and recorded in the Cumberland County (Maine) Registry of Deeds in Book 7621, Page 103 (the “Declaration”) and has the authority to contract for the management of said facility;

WHEREAS, Operator is an experienced operator and manager of parking facilities; and

WHEREAS, Owner and Operator desire to enter into an agreement whereby Operator will manage all parking of motor vehicles at such facility upon the terms, covenants and conditions herein set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

1.       PREMISES. Owner hereby grants to Operator and Operator hereby accepts the exclusive right and obligation of administering, managing and operating the parking operations with respect to the Premises.

2.       TERM; TRANSITION.

(a)       This Agreement shall be for approximately five (5) years commencing on the date hereof (the “Commencement Date”), and continuing through and including April 30, 2013 (the “Initial Term”), subject to sooner termination in accordance with the terms hereof. Thereafter, this Agreement shall automatically renew from year to year unless prior written notice of non-renewal is given by either party at least one hundred twenty (120) days prior to expiration of the Initial Term or the then current renewal term. In addition to any other termination rights granted herein, this Agreement may be terminated at any time, without cause or penalty, by either party giving one hundred twenty (120) days’ prior written notice, with the effective date of termination to be on the last day of the first calendar month following the end of such 180-day period. The term “Year” shall mean the twelve (12) consecutive calendar months beginning with the Commencement Date and each twelve-month period thereafter, except that the first Year shall be 12 months plus the number of days in the partial month at the beginning of the term of this Agreement.

(b)       During the first four weeks of the Term, O aerator shall perform the activities in the Four-Week Transition Plan attached hereto as Exhibit A attached hereto in an effort to provide a smooth transaction of the parking garage to management under this Agreement.

3.       OPERATOR’S OBLIGATIONS AND S ERVICES. Operator hereby covenants and agrees that it will:

(a)	Operate and direct the operation of the Premises as a parking facility, and render the usual and customary services incidental thereto, in a professional, businesslike and efficient manner, and provide supervision and inspection adequate to properly manage the Premises as a first class parking facility. Owner reserves the right to establish the hours of operation and parking rates for the Premises.

(b)	Routinely maintain the parking equipment provided by Operator (if any) in good operating condition and repair and purchase, on behalf of Owner, equipment and supplies necessary for the operation of the Premises; provided, however, that no equipment shall be purchased except as provided in the approved Budget or as otherwise approved by Owner.

(c)	Hire, pay, train, provide benefits for and supervise sufficient experienced and qualified personnel who will render the services required by this Agreement. Such employees will be neatly uniformed and courteous to the public. All persons so employed shall be employees of Operator and not of Owner, and shall have no authority to act as the agent of Owner, and Operator shall be responsible for all aspect of such employees.

(d)	Promote, advertise and endeavor to increase the volume, efficiency and quality of the services rendered.

(e)	Collect from transient users of and monthly parkers at the Premises parking fees and other charges as directed by Owner. Where Owner requests Operator to establish and/or honor non-prepaid validation agreements or programs with any third parties or Owner’s tenants, Operator shall not be responsible for any uncollectible receivables in connection with such agreements or programs.

(f)	Maintain courteous, businesslike relations with users of the Premises, whose requests shall be received, considered and promptly acted upon.

(g)	Cause the Premises to be maintained in a clean and orderly manner consistent with the operation of a first class parking facility; including snow and ice removal; provided, however, that Operator shall not be required to make (and shall not be authorized to make, without Owner’s prior written approval) any structural, mechanical, electrical or other installations, alterations or repairs to the Premises required by statutes, regulations or governmental requirements pertaining to air quality, environmental protection or persons with disabilities, which matters shall be the sole responsibility of Owner.

(h)	Promptly notify Owner of any matter that in Operator’s reasonable judgment requires Owner’s attention.

(i)	Advise and cooperate with Owner in the development and implementation of rules and regulations applicable to the Premises, and enforce such applicable rules and regulations as Owner shall adopt. Advise and consult with Owner with respect to matters of potential changes to traffic control systems, signage and/or any other matter that may substantially alter the use and operation of the Premises, the implementation of any of which shall require Owner’s written consent.

(j)	Obtain and maintain the policies of insurance specified in Section 8 hereof.

(k)	Prepare and file all necessary returns, reports and forms required by law in connection with Operator’s employees for unemployment insurance, social security taxes, worker’s compensation insurance, disability benefits, Federal and state income tax withholding and other similar taxes and all other returns and reports required by any Federal, state or municipal authority (other than income and property tax returns of the Owner) and pay or make all deposits required for such taxes.

(l)	Attached hereto as Exhibit B is a budget for the first year of this Agreement, as approved by the parties hereto. At least sixty (60) days prior to the end of each Year, Operator shall prepare and deliver to Owner a budget, for Owner’s reasonable approval, reflecting the Gross Receipts and Operating Expenses, Capital Expenditures and Owner’s Expenses (all as defined below) which Operator expects to receive and incur, respectively, during Owner’s forthcoming fiscal year (the “Budget”), it being agreed that if Owner for any reason does not respond to any proposed Budget within thirty (30) days after Owner’s receipt thereof, the Budget for the prior year shall be deemed to remain in effect until the proposed Budget is approved. If at any time during the period covered by an approved Budget it appears to Operator that the actual total of all Operating Expenses, Capital Expenditures or Owner’s Expenses, or any individual line item of such expenses likely to be incurred during said period will exceed the Budget’s projected total by more than ten percent (10%), or that the total of all Gross Receipts likely to be earned during said period falls short of the Budget amount by more than 10%, Operator shall promptly so advise Owner, and Owner and Operator shall jointly discuss what actions, if any, could be taken to increase Gross Receipts or to minimize the Operating Expenses, Capital Expenditure or Owner’s Expense without substantially impairing the operation of the Premises.

4.       OPERATING EXPENSES.

(a)       The Owner shall pay Operator for expenses properly incurred by Operator in the performance of its duties, obligations and services pursuant to this Agreement as reflected in the approved Budget, or as otherwise approved by Owner, which approval shall not be unreasonably withheld (collectively, “Operating Expenses”). Without qualifying or limiting the requirement that Operating Expenses be approved by Owner, it is anticipated that Operating Expenses will include such things as salaries and wages and associated payroll burden (including, without limitation, payroll taxes and fringe benefits); license and permit fees; cost of compliance with governmental laws and regulations; cost of uniforms, supplies, tools and cleaning; maintenance and approved repairs; cost of phones used in the conduct of providing services under this Agreement; utility charges (except to the extent paid directly by Owner); bookkeeping and administrative services; travel expenses, employee recruitment, training and ongoing employee relations; banking and credit card system services; postage and freight; tickets, paper, and reporting forms; health insurance for employees engaged full time in the operation of the Premises, workers’ compensation insurance, garagekeeper’s legal liability insurance, general public liability insurance and comprehensive crime insurance, at rates established by Operator (but in no event to exceed the rates contained in the approved Budget); and deductibles established by Operator for insured losses attributable to the Premises (plus attorney’s fees and court costs to defend Owner and/or Operator in actions brought to recover damages for such losses); and losses due to theft or robbery. Sales Tax (defined in Section 4 below) shall be deemed an Operating Expense and shall be deducted each month from Gross Receipts at the same amount that was paid out by Operator for such month. Operating Expenses shall be paid from Gross Receipts.

(b)       Operating Expenses shall not include (i) the costs of maintenance and repair required of Owner hereunder, or (ii) the following costs associated with its ownership of the Premises; depreciation, building insurance, real estate taxes and assessments, taxes on Owner’s personal property, debt retirement (including without limitation mortgage interest), all of which are referred to herein as (“Owner’s Expenses”). Payment of such Owner’s Expenses and costs are the sole obligation of Owner.

(c)       “Reimbursable Costs” are any expenses that are not deemed Operating Expenses but are approved by Owner prior to expenditure. Reimbursable Costs shall be paid from Gross Receipts.

(d)       If Owner disputes any Operating Expense or Reimbursable Cost, Owner shall give Operator written notice specifying the item disputed and the reason therefor. Payment for any Operating Expense or Reimbursable Cost which is not disputed shall not be withheld. Any disputed item shall be resolved in accordance with the dispute resolution provisions of Section 35 herein.

5.       GROSS RECEIPTS; NET PROFIT. All Gross Receipts collected by Operator under this Agreement shall be deposited in a federally insured bank account maintained by Operator.

(a)       “Gross Receipts” shall mean all cash collected by Operator for the parking and storage of motor vehicles, whether on an hourly, daily, weekly, or monthly basis, less all refunds, discounts and allowances made by Operator to its customers and less any sales, use, excise, occupancy, gross receipts, parking, or any other tax or charge collected by Operator on behalf of and payable to the tax collector (collectively, “Sales Tax”). Gross Receipts shall also include the value of all free or discounted parking privileges granted by Owner to its employees, agents, representatives, and invitees, which value shall be calculated at the posted parking rates (“Discounted Funds”).

(b)       With regard to Sales Tax, as operator of the Premises, Operator shall be responsible for payment directly to the tax collector of any Sales Tax based on Gross Receipts collected by Operator. Owner shall be responsible for payment directly to the tax collector of the Sales Tax on any cash collected by Owner or its agents (other than Operator). Any deviation from the Sales Tax payment responsibilities as described above must be mutually agreed upon and set forth in a signed amendment to this Agreement. In addition, each party hereto agrees to defend, indemnify and hold harmless the other party hereto, with respect to any and all loss, costs (including attorney’s fees), penalties, and all other liability whatsoever arising out of any breach of the respective Sales Tax payment obligations set forth herein, or as may be subsequently set forth in any signed amendment(s) hereto.

(c)       “Net Profit” is the balance remaining after deducting all Operating Expenses and Reimbursable Costs from Gross Receipts. All Net Profit (less deductions for (i) Discounted Funds, (ii) any and all cash collected by Owner, and (iii) Operator’s Management Fee), shall be paid to Owner concurrently with the delivery of the monthly statement required in Section 9 of this Agreement.

5.       MANAGEMENT FEE.

(a)       As compensation for Operator’s services hereunder, Owner shall pay Operator a management fee of Forty-Eight Thousand and 00/100 Dollars ($48,000.00) per year, payable in equal monthly installments of Four Thousand and 00/100 Dollars ($4,000.00) (the “Management Fee”), which may be deducted by Operator from Gross Receipts to the extent such receipts are sufficient.

(b)       In addition, Owner agrees to pay Operator an incentive fee (the “Incentive Fee”) of two percent (2%) of annual Net Profit in excess of Seven Hundred and Fifty Thousand and 00/100 Dollars ($750,000.00) per year (the “Incentive Fee Threshold”). Payment of the Incentive Fee by Owner to Operator shall be made upon Owner’s receipt of Operator’s statement showing Net Profit for the preceding year and the amount due. In the event this Agreement is terminated prior to the end of any year, the Incentive Fee Threshold shall be computed and the Incentive Fee paid on a pro rata basis for the period to and including date of termination.

(c)       On each anniversary of the Commencement Date, the Management Fee shall automatically increase by three percent (3%).

6.       REIMBURSEMENT OF DEFICIT. In the event the Gross Receipts actually collected by Operator during any month are not sufficient to pay the total of Operating Expenses, Reimbursable Costs and the Management Fee actually due and payable for that month, Owner agrees to pay Operator the deficit within ten (10) days after receipt of Operator’s monthly statement. If payment is not made by Owner to Operator within said ten-day period, Operator shall have the right to: (i) charge interest at the a rate of Twelve (12%) on the unpaid balance of the Reimbursable Costs actually paid by Operator, or on the portion of the Management Fee not paid when due, as applicable, accruing from the date such deficit payment was made by Operator from its own funds or such Management Fee was due, as applicable; or (ii) offset the amount of the deficit (plus accrued interest) by deduction thereof from any Net Profit due or to become due to Owner. If such deficit payment is not made by Owner within such ten (10) day period and if there is not sufficient Net Profit due to Owner to offset such deficit payment, Owner shall have the right to terminate this Agreement if such deficit payment is not paid Within ten (10) days after a second notice to Owner confirming such lack of payment or offset, as the case may be. Any such termination by Operator shall not be deemed to be a waiver or limitation any of its legal remedies (including the right to recover attorneys’ fees and any other expenses incurred to the extent expressly provided herein)

7.       CONDlTlON AND USE OF THE PREMISES. Owner warrants and represents that, at the commencement of and through out the term herein, the Premises (including but not limited to the roof, structural portions, and interior and exterior of any building which is part of the Premises) are and shall, at Owner’s expense, be kept in good condition and repair for use as a parking facility and be constructed and fixtured to comply with all laws, regulations, ordinances and codes now in effect or which become effective during the term hereof including, without limitation, the Americans With Disabilities Act of 1990. Notwithstanding anything to the contrary in the preceding sentence or elsewhere in this Agreement, Owner’s obligations under this sentence shall only apply to such items which are included within the condominium unit comprising the Premises and provided further Owner shall have no obligation to keep in good condition and repair or comply with any law, regulation, ordinance and code to the extent that such repair and/or compliance is the obligation of the Condominium Association under the terms of the Declaration. Owner further warrants and covenants that it has obtained or will obtain all licenses and permits (excepting Operator’s governmental parking licenses and/or police permits) which are or may be a prerequisite to the operation of the Premises as a parking garage.

8.       OPERATOR’S INSURANCE COVERAGES.

(a)       Operator shall carry and maintain, as an Operating Expense, the following insurance coverages:

(i)	Worker’s Compensation insurance in compliance with the Worker’s Compensation Act of the State of Maine.

(ii)	Employer’s liability insurance on all employees for the Premises not covered by the Worker’s Compensation Act, for occupational accidents or disease, for limits of not less than $1,000,000 for any one occurrence, or whatever is necessary to satisfy the requirements of the umbrella liability insurance specified in Subsection (a)(5) below.

(iii)	Garage liability or commercial general liability insurance on an occurrence form basis with limits of not less than $2,000,000 per occurrence with an annual aggregate limit of $2,000,000 per location.

(iv)	Comprehensive crime insurance including employee theft, premise, transit and depositor’s forgery coverage with limits as to any given occurrence of $1,000,000

(v)	Umbrella liability insurance with an annual aggregate limit of not less than $50,000,000.

(b)       The liability policies affording the coverages described in Subsections (a)(iii) and (a)(v) above shall be endorsed to cover Owner, the Condominium Association, and their respective employees, agents, directors and officers as additional insureds.

(c)       Operator shall deliver certificates of insurance to Owner and the Condominium Association and renewal policies shall be obtained, and certificates delivered to Owner, at least fifteen (15) days prior to expiration. The certificates of insurance shall state that the issuing company shall endeavor to mail thirty (30) days’ prior written notice to the certificate holder should any of the policies be cancelled prior to the expiration date. Operator’s right to collect its insurance charges for any given period is subject only to verification that the required insurance coverage was in effect for that period as evidenced by a duly issued certificate of insurance.

9.       REPORTING. (a) Within fifteen (15) days after the end of each calendar month, and within sixty (60) days after the end of the calendar year, Operator shall mail to Owner a statement showing all Gross Receipts, Operating Expenses, Reimbursable Costs, the Management Fee and Net Profit for the preceding calendar month, or calendar year, as the case may be. Within ninety (90) days following the last month of the term of this Agreement, Operator shall mail a like final statement.

(b)       Operator shall keep complete and accurate reports and records (collectively, the “Records”) of all Gross Receipts, Operating Expenses, Reimbursable Costs and Net Profit relating to the Premises. Such Records shall be kept in accordance with good accounting practices. Operator shall permit Owner to inspect Operator’s Records at Operator’s offices at the Premises during reasonable business hours and at Owner’s expense.

10.       EQUIPMENT AND IMPROVEMENTS.

(a)       Operator shall, on behalf of Owner and subject to reimbursement as provided below, provide a capital investment not to exceed $300,000.00, (the “Repair Fund”) for structural and cosmetic repairs (the “Repairs”) to the Premises as designated and approved by Owner. The nature and scope of the Repairs shall be set forth in a duly executed amendment (the “Repair Amendment”) to this Agreement. The Repair Amendment shall also designate the amount of the Repair Fund needed to address such repairs and the method of repayment based upon the calculation described in subsection (b) below. Operator shall have the absolute right to subcontract for the Repairs.

(b)       The cost of the Repairs, if any, shall be deemed a reimbursable Operating Expense and amortized on a straight-line basis by Operator in equal monthly payments and for a length of time that ends on April          ,      2013 (the “Amortization Period”).

(c)       In the event this Agreement is terminated for any reason by any party prior to expiration of the Amortization Period, Owner shall pay Operator, on or before the effective date of any such termination, the unamortized balance on the cost of the Repairs, plus accrued Interest as of the effective date of such termination. In the event Owner fails to pay Operator as provided herein, Operator may continue to operate and manage the Premises, notwithstanding any such termination of the Agreement, retaining any and all Gross Receipts until such time as Gross Receipts, net of any expenses incurred by Operator in continuing operations, are sufficient to fully reimburse Operator for any unpaid advances of the Repair Fund.

(d)       Operator agrees that it will not make or construct any improvements, additions or alterations to the Premises, or install any equipment or improvements, without the prior written consent of Owner.

11.       INTELLECTUAL PROPERTY. Operator hereby grants to Owner, during the term of this Agreement only, a non-assignable, non-exclusive right and license to use Operator’s intellectual property, including but not limited to its trade names, trademarks and any and all on-site parking amenities programs (the “Intellectual Property”), to the extent related to Operator’s administration, management and operation of the Premises. Upon termination of this Agreement for any reason, Operator shall have the right, at its sole cost and expense, to remove the Intellectual Property from the Premises, and Owner shall refrain from all further use of the Intellectual Property.

12.       OWNER’S OBLIGATIONS. (a) Owner shall, at its expense, be responsible for performance of the following:

(i)	Except for obligations undertaken by Operator pursuant to Section 3 herein and except to the extent that any of the following are the responsibility of the Condominium Association pursuant to the Declaration, all repair and maintenance of the Premises, systems and improvements in good condition and repair, including (as applicable): heating, air conditioning, ventilating, exhaust, fire protection, alarm, utility, plumbing (including lavatory facilities), sewage, drainage, security and lighting systems; paving; painting; striping; directional signs, fencing; parking booths; landscaping; windows and doors; plate glass; driveways, sidewalks and curbs (including curb cuts); elevators, manlifts and escalators; sealing and waterproofing; electrical or mechanical equipment, including traffic control devices used at or in the Premises; and all structural repairs. Operator shall promptly notify Owner of the need for any such repair and maintenance.

(ii)	Alterations, improvements and additions that Owner deems necessary and/or as may be required by the Americans With Disabilities Act of 1990, and payment of architectural, engineering or consulting fees with respect thereto.

(iii)	Safety and/or security personnel and equipment.

(iv)	Real estate taxes, and general and special assessments.

(b)       With respect to Subsection (iii) above, Owner expressly acknowledges that Operator does not have knowledge or expertise as a guard or security service, and does not employ personnel for that purpose, nor do Operator’s employees undertake the obligation to guard or protect customers against the intentional acts of third parties. Owner shall determine, at Owner’s discretion, whether and to what extent any precautionary warnings, security devices, or security services may be required to protect patrons in and about the Premises.

(c)       Operator shall notify Owner if Operator forms a reasonable basis to believe that additional security services would be prudent in the operation of the Premises.

(d)       Owner agrees that that any contract between Owner and a third party contractor for work on behalf of Owner at the Premises will include a provision that (i) the third party contractor to indemnify, save and hold Owner and Operator harmless from and against and free and clear of all claims, suits, actions, and damages which may arise, occur or result from work performed by said third party contractor, and (ii) that the third party contractor will name Owner and Operator as additional insureds on the third party contractor’s policy of insurance and furnish Owner and Operator with a certificate of insurance evidencing such coverages.

13.       INDEMNIFICATION. Owner shall indemnify, defend and hold harmless Operator from and against any and all costs, expenses, losses, liability, claims, judgments and demands (collectively, “Losses”) caused by the negligence of Owner or occasioned by failure of Owner to comply with its obligations hereunder. Owner shall indemnify, defend and hold harmless Operator from and against any and all Loses caused by the acts or omissions of Owner, its agents or employees or any Losses (including reasonable attorneys’ fees) in connection with any claims or proceedings to avoid or recover Operator’s Management Fee earned and payable hereunder as a result of Owner’s voluntary or involuntary filing of bankruptcy under Title 11, Chapter 5, of the United States Code (the “Bankruptcy Code”).

(b)       Operator shall indemnify, defend and hold harmless Owner from and against any and all Losses caused by the negligence of Operator or occasioned by failure of Operator to comply with its obligations hereunder. Operator shall indemnify, defend and hold harmless Owner from and against any and all Losses caused by the acts or omissions of Operator, its agents or employees or any Losses (including reasonable attorneys’ fees) in connection with any claims or proceedings to avoid or recover Net Profit payable to Owner hereunder as a result of Operator’s voluntary or involuntary filing of bankruptcy under the Bankruptcy Code.

14.       OWNER’S INSURANCE. Owner shall use its good faith efforts to cause the Condominium Association to provide and maintain fire and extended coverage, vandalism and malicious mischief, and all-risk insurance coverages for buildings and improvements as provide in the Declaration. Operator shall, as part of the Operating Expenses, provide and maintain fire and extended coverage, vandalism and malicious mischief, and all-risk insurance coverages any real or personal property of Owner located on the Premises in an amount equal to the full replacement cost thereof.

15.       RELEASE AND WAIVER OF SUBROGATION. (a) In the event all or any part of the Premises (including any buildings, improvements or other real or personal property thereon) are damaged or destroyed by fire or other casualty, the rights or claims of either party or its employees, agents, successors or assigns against the other with respect to liability for such loss, destruction or damage resulting therefrom, including loss, destruction or damage suffered as a result of negligence of either party or their employees or agents, are hereby released and discharged, and any and all subrogation rights or claims are hereby waived to the extent of the actual insurance proceeds received by the parties.

(b)       All such insurance policies maintained by the parties shall contain a clause or endorsement providing that the insurance shall not be prejudiced if the insured has waived its rights of recovery (including subrogation rights) against any person or company prior to the date of loss, destruction or damage.

16.       LICENSES AND PERMITS. Operator shall obtain and maintain all licenses and permits required by an operator of parking facilities by any governmental body or agency having jurisdiction over Operator’s operations at the Premises and will abide by the terms of such licenses and permits. Any license or permit fees incurred by Operator shall be deemed an Operating Expense.

17.       LAWS AND ORDINANCES. Operator shall not use all or any part of the Premises for any use or purpose which is (i) forbidden by or in violation of any law of the United States, any state law or any city ordinance, or (ii) may be dangerous to life, limb or property.

18.       PROHIBITION OF HIRING SUPERVISORY PERSONNEL. Operator shall provide experienced and qualified supervisory personnel to supervise its operations. Consequently, Owner covenants and agrees that it shall not hire such supervisory personnel for a period of six (6) months after the date of termination of this Agreement. Owner and Operator agree that it would be difficult to ascertain the amount of damages that would result in the breach of this covenant. Therefore, the parties stipulate and agree that Operator will be compensated in the amount of $5,000 per employee as liquidated damages for each and every employee hired by Owner prior to the end of the 6-month period agreed to herein.

19.       LOSS OR DAMAGE TO PREMISES. In case of any substantial loss of or damage to the Premises as the result of a taking under the power of eminent domain, or by fire, storm or other casualty, Owner may (i) repair or restore the Premises at Owner’s expense to the extent permitted by and consistent with the Declaration, or (ii) terminate, this Agreement by giving at least ten (10) days’ prior written notice to Operator. If Owner so terminates, Owner shall not be liable to Operator for Management Fees arising after the date of taking or casualty; provided, however, if any portion of the Premises remains suitable for parking and Operator, with Owner’s prior written approval, continues its operations, Operator shall be entitled to receive its Management Fees for the period during which such operations are continued. If Owner repairs and restores the Premises, no Management Fees shall be due for the period the Premises are unsuitable for the ordinary conduct of parking business, and Operator shall not be required to provide services hereunder, but this Agreement shall continue in effect and the term shall be extended for a period equal to the period needed for repair and restoration.

20.       RELATIONSHIP OF THE PARTIES. No partnership or joint venture between the parties is created by this Agreement, it being agreed that Operator is an independent contractor.

21.       FORCE MAJEURE. Neither party shall be in violation of this Agreement for failure to perform any of its obligations by reason of strikes, boycotts, labor disputes, embargoes, shortages of materials; acts of God, acts of the public enemy, acts of public authority, weather conditions, riots, rebellion, accidents, sabotage or any other circumstances for which it is not responsible and which are not within its control. No Management Fee shall be due to Operator if it suspends operations for any such cause or event for the period of such suspension.

22.       GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Maine.

23.       APPROVALS. Whenever the approval of either party is required herein, such approval shall not be unreasonably withheld or delayed.

24.       WAIVERS. No waiver of default by either party of any term, covenant or condition hereof to be performed or observed by the other party shall be construed as, or operate as, a waiver of any subsequent default of the same or any other term, covenant or condition hereof.

25.       SEVERABILITY. If any provision hereof is held to be invalid by a court of competent jurisdiction, such invalidity shall not affect any other provision hereof, provided such invalidity does not materially prejudice either party in its rights and obligations contained in the valid provisions of this Agreement.

26.        TERMINATION. In addition to all other termination rights hereunder, either party may terminate this Agreement upon the breach by the other party of any covenant, term or condition hereof that is not cured within any applicable cure period set forth herein, provided the breaching party first receives written notice of such breach and fails to remedy same, within ten (10) days if a monetary breach or within thirty (30) days if a non-monetary breach, after receipt of written notice thereof, or if the breaching party fails to commence remedying such non-monetary breach within said 30-day period if such breach cannot be reasonably remedied within thirty (30) days. The cure periods set forth in the preceding sentence, shall be in addition to any other cure periods set forth herein. In addition, either party may terminate this Agreement in the event the other party files a voluntary petition or similar pleading for bankruptcy, insolvency, receivership or makes an assignment for the benefit of creditors, with such termination to be effective upon giving notice thereof.

27.       SALE OF PREMISES. Anything to the contrary herein notwithstanding, Owner shall have the right to terminate this Agreement upon the sale of the Premises to an unaffiliated party, provided that Owner provides not less than sixty (60) days notice of such sale. Provided such notice is given, upon the closing of such sale (or at the end of such 60-day period, whichever shall later occur), this Agreement shall terminate with the same force and effect as if such date were the scheduled termination date for this Agreement. If Owner does not give notice of such termination, subject this Agreement and Operator’s rights hereunder shall not be disturbed so long as Operator keeps and performs its agreements contained herein.

28.       ASSIGNMENT. Operator shall not assign or transfer this Agreement or its right, title or interest herein, or delegate its duties herein, without the prior written consent of Owner, which consent shall not be unreasonably withheld. Operator is hereby given the right to assign this Agreement to an affiliate of Operator or to a corporation substantially all of the stock of which is owned by Operator and/or to collaterally assign its right, title and interest herein to a financial institution as security for any present or future loans to Operator.

29.       NOTICES. Any notice or communication required to be given to or served upon either party hereto shall be given or served by personal service or by express delivery or by mailing the same, postage prepaid, by United States registered or certified mail, return receipt requested, to the following addresses:

TO OWNER:	181 High Street LLC
c/o Noyack Medical Partners, LLC
Attn: Michael Urbanski, Vice President
6 W. 20th Street, 5th Floor
New York, NY

TO OPERATOR:	Standard Parking Corpration
Attn: Legal Department
900 N. Michigan Avenue, Suite 1600
Chicago, IL 60611

with copy to:	Standard Parking Corporation
(by regular mail)	Attn: Steven Warshauer, Executive Vice President
900 N. Michigan Avenue, Suite 1020
Chicago, IL 60611

Either party may designate a substitute address at any time hereafter by written notice thereof to the other party.

30.       ENTIRE AGREEMENT. This Agreement, together with all exhibits hereto, constitutes the entire agreement between the parties, and supersedes all representations, statements or prior agreements and understandings both written and oral with respect to the matters contained in this Agreement and exhibits hereto. No person has been authorized to give any information or make any representation not contained in this Agreement. This Agreement may be amended only by written agreement of the parties.

31.       PARTIES BOUND. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, successors, executors, administrators, legal representatives and permitted assigns.

32.       NEITHER PARTY DEEMED DRAFTER. The parties to this Agreement have had sufficient time to consult legal counsel and negotiate changes regarding the terms hereof. Therefore, neither party shall be deemed the drafter of this Agreement and, as such, this Agreement shall not be construed against either party due to the drafting hereof.

33.       ATTORNEY FEES. Except for any matter resolved by the Dispute Resolution procedure set forth in section 35 below, if either party hereto retains legal counsel and institutes suit against the other for violation of this Agreement or to enforce any of the covenants or conditions herein, the prevailing party in any such suit shall be entitled to all of its costs, expenses and reasonable fees of its attorney(s) in connection therewith. The rights and obligations of this Section shall survive the termination or expiration of this Agreement.

34.       AUTHORITY. The individual signing this Agreement on behalf of Owner hereby represents that he or she has been empowered with full authority to act on behalf of Owner in connection with this Agreement, and that execution of this Agreement has been duly authorized by Owner. If this Agreement is signed by an agent of Owner, then the individual signing below on behalf of Owner’s agent hereby represents that he or she has been empowered with full authority to act on behalf of said agent in connection with this Agreement, and that execution of this Agreement has been duly authorized by said agent and by Owner. The individual signing this Agreement on behalf of Operator hereby represents that he or she has been empowered with full authority to act on behalf of Operator in connection with this Agreement, and that execution of this Agreement has been duly authorized by Operator.

35.       DISPUTE RESOLUTION. Disputes under this Agreement shall be resolved in accordance with the provisions of this Section.

(a)       Consultation by the Parties. The parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement, promptly by negotiation between executives who have authority to settle the controversy before seeking mediation as provided in Section 35(b), but failure to do so shall not limit the right of either party to submit the issue to such mediation or arbitration.

(b)       Mediation. If the parties are unable to resolve the dispute in the manner provided in Section 35(a) above, either party shall have the right to submit the dispute to non-binding mediation with a mutually acceptable mediator. Unless the parties agree otherwise, the mediator shall be a lawyer or retired judge who has mediated cases involving large commercial transactions for the federal or state courts or for a reputable commercial alternative dispute resolution (“ADR”) firm or not-for-profit ADR organization. Within ten (10) days after receipt of the demand for mediation, the parties shall attempt in good faith to agree on a mediator. Should however, the parties fail to agree on a mediator, then, the mediator shall be selected by the Chief Justice of the Maine Law Court. Unless the parties agree otherwise, the mediation shall be conducted in Portland, Maine, in accordance with the Commercial Mediation Rules of the American Arbitration Association Each party shall bear its own costs and expenses with respect to mediation; provided that the costs of the mediator shall be shared equally between the parties. If the dispute cannot be settled within 30 days after the mediator has been selected as provided above, either party may give the other and the mediator a written notice declaring the mediation process at an end, in which event the dispute shall be resolved by arbitration as hereinafter provided.

(c)       Arbitration.

(i)       Any dispute not settled in accordance with the procedures set forth in Section 35(b) of this Agreement shall, at the request of either party, be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect (the “Rules”), except as the Rules may be modified in this Section 35(c). The arbitration shall be held in Portland, Maine. There shall be three arbitrators, of whom each party shall select one. The party-appointed arbitrators shall select the third arbitrator. Each of the arbitrators shall be a former or retired judge with at least 10 years’ experience in commercial matters.

(ii)       The arbitrators shall decide the matters in dispute in accordance with the laws of Maine, without reference to the conflict of laws rules thereof. The arbitration shall be governed by the Maine Uniform Arbitration Act. The hearing shall be commenced within 90 days and the award shall be rendered no later than 120 days following the appointment of the last of the three arbitrators. All discovery shall be completed no later than 20 days prior to the commencement of the hearing. Consistent with the expedited nature of arbitration, each party will, upon the written request of the other party, provide the other with copies of documents in its possession, custody or control relevant to the issues raised by any claim or counterclaim. Other discovery may be agreed by the parties or ordered by the arbitrators to the extent the arbitrators deem additional discovery relevant and appropriate, and any dispute regarding discovery, including disputes as to the need therefor or the relevance or scope thereof, shall be determined by the arbitrators, which determination shall be conclusive.

(iii)       The award of the arbitrators shall be final and binding and shall be the sole and exclusive remedy between the parties regarding any claim, counterclaims, issues, or accounting presented to the tribunal. The arbitrators’ award shall state the reasons on which the award is based. Judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

OWNER:		OPERATOR:

181 HIGH STREET LLC, a Maine limited		STANDARD PARKING CORPORATION, a
liability company		Delaware corporation

By:	/s/ CJ Follini	By:	/s/ Steven A. Warshauer
Name:	CJ Follini		Steven A. Warshauer
Its:	Managing Member		Executive Vice President-Operations

EXHIBIT A

TRANSITION PERIOD

Four-Week Transition Plan for Noyack Medical Partners

Gateway Garage (Portland, ME)

The following represents a transition plan schedule for operating purposes only. It is anticipated that other benchmarks shall be incorporated into the task list as dialogue continues between Noyack Medical Partners and Standard Parking.

Week 1:

•	Apply for City licenses and permits, if applicable.

•	Discuss Noyack Medical’s preferences for parking attendant uniform design. Once final design is approved, order uniforms.

•	Begin working side by side with Noyack Medical Partners and the current parking operator to acquire thorough familiarity with current parking procedures and policies.

•	Interview existing parking staff. Discuss the staff with Noyack Medical Partners as well as possibly current building management, with a view to retaining all capable staff members. Place newspaper advertisements for any necessary additional staff if applicable.

•	Conduct inventory of parking maintenance, office equipment, and supplies. Order additional equipment and services as necessary after consultation with Noyack Medical Partners and schedule deliveries as appropriate.

•	Assess the sufficiency of the existing telephone system and determine whether any additional equipment or transfer of services is necessary. Discuss recommended changes with Noyack Medical Partners, and place orders (if any) as necessary to assure appropriate installation date.

•	Evaluate any potential improvements to service procedures or equipment, and discuss with Noyack Medical Partners.

•	Take inventory and order parking tickets and validations as needed.

•	Review automation proposal with equipment vendor, and discuss installation with Noyack Medical Partners. Assess staffing/hiring needs as determined by any future automated equipment installation upgrades.

Week 2:

•	Review with Noyack Medical Partners current parking facility accounting procedures.

•	Hire any additional staff as needed, and order appropriate uniforms.

A-1

•	Conduct a thorough maintenance and safety inspection of the parking facilities with the appropriate members of Noyack Medical Partners staff to obtain management’s opinions and expectations relative to such items as cleanliness and maintenance standards, areas perceived as needing improvement, and desired future projects. Establish, in conjunction with Noyack Medical Partners, a priority list for (i) performing necessary housekeeping upgrades as disclosed by inspection, and (ii) near and long term improvement projects.

•	Customize, in light of on-site inspections and discussions with Noyack Medical Partners, the Standard Parking form maintenance and inspection checklists for use in performing weekly housekeeping and maintenance tasks and for weekly management inspection reports.

•	Submit to Noyack Medical Partners, for review and approval, a draft of letter of introduction to be mailed to current/potential patrons of Gateway Garage.

Week 3:

•	Extensive group training of all supervisory Standard Parking staff members. Assign specific tasks and areas of responsibility for each team member. Clarify all outstanding issues and questions. At conclusion of group planning meeting, commence individual training with key staff members.

•	Schedule and conduct appointments with all facility vendors to analyze cost effectiveness of all facility services and purchased supplies.

•	Finalize all facility hiring.

•	Prepare a comprehensive marketing plan to include a market rate survey with comparable parking rate fee structures for neighboring facilities, notable recommendations for amenity enhancements as well as collection and delivery of a broader commercial parking market survey.

•	With cooperation from existing parking operator, formulate a detailed checklist for that operator’s final day of operation/transition.

•	Issue uniforms to all staff members and provide instructions with respect to uniform alterations and maintenance.

•	Upon approval from Noyack Medical Partners, send letters of introduction to current potential patrons and merchants of Gateway Garage.

Week 4:

•	Train all facility cashiers and supporting personnel pertinent to day-to-day operations at Gateway Garage.

•	Finalize any pre-takeover maintenance projects.

•	Inspect all uniforms after alterations are completed to assure that all personnel will be properly attired and groomed on the first day of Standard Parking’s formal takeover.

•	Conduct final inventories and verify checklists of keys, keycards, supplies and equipment, or any such parking operations materials to be assumed by Standard Parking.

A-2

Gateway Garage

2008 PRO FORMA

REVENUE		2007 Actuals

Transient	$408,712	356,543
Validations	102,888	102,942
Monthly	671,088	672,311
TOTAL ANNUAL REVENUE	$1,182,688	$1,131,796

OPERATING EXPENSES

Salaries & Wages	$79,460	$162,886
Payroll Taxes	8,350	16,685
Health, Welfare & Pension	5,275	11,133
Workers Compensation	6,524	6,545
Uniforms & Laundry	1,210	0
Printing	2,071	0
Amenities & Supplies	2,846	2,006
Repairs & Maintenance	34,424	23,380
Depreciation/Amortization	109,200	0
License & Permits	325	0
Liability Insurance	15,153	11,524
Utilities	25,444	27,195
Advertising & Publicity	1,500	695
Postage & Freight	276	0
Telephone	3,372	2,450
Data Processing	880	84
Contract Security	0	180
Employee Processing	693	345
Credit Card Processing/Banking Fees	5,738	4,200
Auto Damage and Other Claims	0	0
Base Management Fee	48,000	69,361

TOTAL OPERATING EXPENSES	$350,740	$338,669

OPERATING INCOME BEFORE INCENTIVE FEES	$831,948	$793,127

INCENTIVE MANAGEMENT FEE	$4,639	$0

NET INCOME	$827,309	$793,127

NOTES & ASSUMPTIONS - 2007 Actuals provided by current operator.

1.	Pro forma assumes retention of current monthly and validation customers.
2.	Marketing program based on automated operation.
3.	Repairs & Maintenance expense includes 3rd party janitorial service.
4.	Depreciation/Amortization includes equipment leasing expense and the monthly depreciation cost of the $300k Cap Ex improvement.
5.	The current operation does not accept credit card payments.

EXHIBIT B

FIRST YEAR BUDGET

[See Attached]

B-1